SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                   F O R M 6-K

           REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
                15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                For the month of
                                    May 2008

                       RADA ELECTRONIC INDUSTRIES LIMITED
                              (Name of Registrant)


                 7 Giborei Israel Street, Netanya 42504, Israel
                     (Address of Principal Executive Office)

                  Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                           Form 20-F [X]    Form 40-F [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

                  Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

                  Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes [ ] No [X]

                  If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________


         This Form 6-K is being incorporated by reference into the Registrant's Form F-3 Registration Statements File Nos. 333-12074, 333-115598, 333-117954,
333-127491 and 333-150197 and Form S-8 Registration Statement File No.
333-111437.

                         RADA ELECTRONIC INDUSTRIES LTD.





6-K Items

     1. Press Release re RADA Electronic Industries Announces Q1 2008 Results dated May 21, 2008.

                                                                          ITEM 1

Press Release                             Source: RADA Electronic Industries Ltd

RADA Electronic Industries Announces Q1 2008 Results

Wednesday May 21, 10:30 am ET

NETANYA, Israel, May 21 /PRNewswire-FirstCall/ -- RADA Electronic Industries Ltd. (Nasdaq SmallCap: RADA - News) today reported its financial results for the first quarter ended March 31, 2008. Revenues were $3.7 million, an increase of 34% from 2007 and gross profit was $0.6 million, an increase of 35% from 2007. Operating loss for the quarter was $319 thousand compared with an operating loss of $339 thousand in the first quarter of 2007. The financial expenses of the period increased to $432 thousand from $182 thousand in 2007. As a result the company reported a net loss of $0.77 million or $0.09 per share. This compares with a net loss of $0.53 million or $0.06 per share, for the comparable quarter in 2007.

Commenting on the results, Zvika Alon, RADA's CEO said, "The revenues and gross profits of the first quarter have improved compared to the Q1 2007 results. Traditionally we have experienced that the first half of the year is weaker than the second, we maintain our view that we will continue to show improvement in our orders backlog resulting from our marketing efforts. While our production deliveries keep increasing, we plan to continue investing during 2008 in research and development mainly in our new Inertial Navigation product line."

About RADA

RADA Electronic Industries Ltd. is an Israel based company involved in the military and commercial aerospace industries. The Company specializes in Avionics systems (Digital Video Recorders, Ground Debriefing Stations, Stores Management Systems, Flight Data Recorders, Inertial Navigation Systems), Trainers Upgrades, Avionics systems for the UAV market, and Electro optic cameras for airplanes and armored vehicles.

Note: Certain statements in this press release are "forward-looking statements" within the meaning of the Private Securities Litigation Act of 1995. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. Such risk uncertainties and other factors include, but are not limited to, changes in general economic conditions, risks in product and technology developments, market acceptance of new products and continuing product demand, level of competition and other factors described in the Company's Annual Report on Form 20-F and other filings with the Securities and Exchange Commission.

    CONSOLIDATED BALANCE SHEETS
    U.S. dollars in thousands, except share and per share data

                                                        March 31,  December  31,
                                                          2008        2007
                                                        Unaudited    Audited
    ASSETS
    CURRENT ASSETS:
    Cash and cash equivalents                           $ 1,308       $ 835
    Restricted cash                                         633         598
    Trade receivables (net of allowance for doubtful
    accounts of $ 62 at March 31, 2008 and December 31,
    2007)                                                 3,607       4,907
    Other accounts receivable and prepaid expenses          521         305
    Costs and estimated earnings in excess of billings
    on uncompleted contracts                              1,137         701
    Inventories                                           3,192       2,609

    Total current assets                                 10,398       9,955

    LONG-TERM RECEIVABLES AND DEPOSITS:
    Long-term receivables                                   983         983
    Leasing deposits                                         50          57
    Severance pay fund                                    2,228       2,038

    Total long-term receivables and deposits              3,261       3,078

    PROPERTY AND EQUIPMENT, NET                           2,976       2,745

    OTHER ASSETS:
    Intangible assets, net                                1,304       1,414
    Goodwill                                                396         214
    Total other assets                                    1,700       1,628

    Total assets                                       $ 18,335    $ 17,406

    LIABILITIES AND SHAREHOLDERS' EQUITY
    CURRENT LIABILITIES:
    Short-term bank credit and current maturities of
    long-term loans                                       $ 258       $ 490
    Trade payables                                        1,876       1,472
    Other accounts payable and accrued expenses           4,097       3,666
    Deferred revenues                                        70         181
    Billings in excess of costs and estimated earnings
    on uncompleted contracts                                109          88
    Total current liabilities                             6,410       5,897

    LONG-TERM LIABILITIES:
    Loan from shareholders, net                              67         261
    Convertible note from a shareholder, net              1,700       1,622
    Long-term loan                                          282           -
    Accrued severance pay                                 2,691       2,442
    Total long-term liabilities                           4,740       4,325

    MINORITY INTERESTS                                      532         459

    SHAREHOLDERS' EQUITY:
    Share capital -
    Ordinary shares of NIS 0.015 par value -
    Authorized: 16,333,333 shares at March 31, 2008 and
    December 31, 2007; Issued and outstanding:
    8,858,553 and 8,705,788 shares at March 31, 2008
    and December 31, 2007 respectively                      119         116
    Additional paid-in capital                           69,398      68,968
    Accumulated other comprehensive income                  265           -
    Accumulated deficit                                 (63,129)    (62,359)
    Total shareholders' equity                            6,653       6,725
    Total liabilities and shareholders' equity         $ 18,335    $ 17,406

    CONSOLIDATED STATEMENTS OF OPERATIONS
    U.S. dollars in thousands, except per share data


                                            Three months ended   Year ended
                                                  March 31,      December 31,
                                              2008         2007      2007
                                                 (unaudited)     (audited)

    Revenues                                 3,691        2,754     14,021

    Cost of revenues                         3,054        2,281     10,681

    Gross profit (loss)                        637          473      3,340

    Operating expenses:
    Research and development                    94           55        324
    Marketing and selling                      367          299      1,213
    General and administrative                 495          458      2,190

    Total operating expenses                   956          812      3,727

    Operating loss                            (319)        (339)      (387)
    Financial expenses, net                   (432)        (182)      (629)

                                              (751)        (521)    (1,016)
    Minority interests in profits of
    subsidiary                                  (7)         (10)       (62)

    Loss before tax                           (758)        (531)    (1,078)

    Tax expenses                               (12)           -          -

    Net loss for the period                 $ (770)      $ (531)  $ (1,078)

    Loss per share:

    Basic and diluted loss per share       $ (0.09)     $ (0.06)   $ (0.12)



    Contact:

    Shiri Lazarovich- C.F.O
    RADA Electronic Industries Ltd.
    Tel: +972-9-8921111

                                    SIGNATURE


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                            Rada Electronic Industries Ltd.
                                                (Registrant)



                                             By: /s/Herzle Bodinger
                                                 ------------------
                                                    Herzle Bodinger
                                                    President and Chairman




Date: May 22, 2008